SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 6, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Nokia to issue convertible bonds of EUR 1.5 billion to Microsoft

Nokia Corporation

Stock exchange release

September 6, 2013 at 18.40 (CET+1)

Espoo, Finland — On September 3, 2013 Nokia announced that, in connection with its announcement to sell to Microsoft Corporation substantially all of its Devices & Services business (the “Sale of the D&S Business”), Microsoft had agreed to make available to Nokia EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds.

Today, Nokia announces that it has decided to draw down all of this financing and thus Nokia will issue three tranches of senior unsecured convertible bonds, each with a nominal value of EUR 500 million (the “Bonds”). Nokia’s Board of Directors decided today to issue the Bonds on the basis of the authorization granted by the Annual General Meeting of Nokia held on May 7, 2013.

Nokia intends to use the proceeds of the offering to prepay financing raised for the acquisition of the shares in NSN which was completed in August 2013 and for general corporate purposes.

The key terms of the Bonds to be issued are as follows:

• The first tranche (the “2018 Bonds”) matures in 5 years and has a 1.125% per annum coupon payable semi-annually with an initial conversion price of EUR 3.9338.

• The second tranche (the “2019 Bonds”) matures in 6 years and has a 2.5% per annum coupon payable semi-annually with an initial conversion price of EUR 4.0851.

• The third tranche (the “2020 Bonds”) matures in 7 years and has a 3.625% per annum coupon payable semi-annually with an initial conversion price of EUR 4.2364.

If the Sale of the D&S Business is completed, the Bonds will be redeemed and the principal amount and accrued interest netted against the Sale of the D&S Business proceeds.

All the Bonds are issued at par and will be redeemed at par on the closing date of the Sale of the D&S Business. Should the Sale of the D&S Business not be completed, the Bonds will be redeemed at par on their respective maturity dates, unless otherwise redeemed, purchased, converted or cancelled in accordance with their terms.

The Bonds are expected to be issued on or about September 23, 2013.

Microsoft has agreed not to sell any of the Bonds or convert any of the Bonds to Nokia shares prior to the closing of the Sale of the D&S business.

Should the Sale of the D&S Business not be completed, Microsoft would have the right to sell the 2018 Bonds immediately. Microsoft has agreed not to sell any of the 2019 Bonds prior to the second anniversary of their issuance date and any of the 2020 Bonds prior to the third anniversary of their issuance date.

Microsoft has also agreed not to convert any of the 2018 Bonds and any of the 2019 Bonds into Nokia shares prior to the second anniversary of their issuance date and for the 2020 Bonds prior to the third anniversary of their issuance date, except in a change of control situation. Thereafter, the conversion right continues until the date falling seven business days prior to the maturity date of the relevant bond. If the Bonds are converted into Nokia shares by Microsoft, Microsoft has agreed to vote according to recommendations of Nokia’s Board of Directors, save in circumstances where this would be construed as Microsoft acting in concert with Nokia for purposes of the Finnish Securities Markets Act.

Nokia has the right to redeem all outstanding 2018 Bonds and 2019 Bonds after the third anniversary of their issuance date plus 30 days if the volume weighted average price of the Nokia shares is at least 130% of the then prevailing conversion price for a specified period of time, and with respect to the 2020 Bonds Nokia has a similar right after the fourth anniversary of their issuance date plus 30 days. Nokia will also have the right to redeem each tranche of Bonds at any time if conversion rights are exercised and/or purchases (and corresponding cancellations) and/or redemptions are effected in respect of 85% or more in principal amount of such tranche of Bonds. The terms and conditions of the Bonds provide for adjustments of the then applicable conversion price for any dividends in cash or in kind as well as customary anti-dilution adjustments.

Nokia will make an application to include the Bonds for trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange as soon as reasonably practicable following the issuance date of the Bonds.

The maximum number of shares which may be issued by Nokia upon conversion of all the Bonds (based on the initial conversion price of each tranche) is approximately 367.5 million, representing approximately 8.9 % of Nokia’s shares as calculated based on current amount of shares added with shares to be issued upon conversion of all the Bonds.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones  (referred to below as “Sale of the D&S Business”) pursuant to a purchase agreement between Nokia and Microsoft (referred to below as

“Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the shareholder approval for the Sale of the D&S Business; D) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing business areas that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect caused by us entering into the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effect on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Notification under Chapter 9, Section 10 of the Finnish Securities Markets Act

Nokia Corporation

Stock exchange release

September 6, 2013 at 18.45 (CET+1)

Espoo, Finland — Nokia has on September 6, 2013 received a flagging notification in accordance with Chapter 9, section 5 of the Finnish Securities Markets Act from Microsoft Corporation. As announced on September 3, 2013 Microsoft has made available to Nokia EUR 1.5 billion financing in the form of convertible bonds to be issued by Nokia. Each tranche is of nominal value of EUR 500 million maturing in 2018 (“2018 Bond”), in 2019 (“2019 Bond”) and in 2020 (“2020 Bond”), respectively. The financing is provided by Microsoft International Holdings B.V., an indirectly wholly owned subsidiary of Microsoft Corporation. Nokia has on September 6, 2013 decided to draw down the facility and the three tranches of convertible bonds will be issued on or about September 23, 2013.

If the transaction announced on September 3, 2013 by which Microsoft is expected to purchase substantially all of Nokia’s Devices & Services business would not close and all the convertible bonds were converted into shares of Nokia this arrangement could lead to Microsoft International Holdings B.V.’s holdings in Nokia to be altogether 367 524 324 shares and voting rights, representing 8.9 % of all the shares and voting rights in Nokia as calculated based on current amount of shares added with shares from conversion of all the above bonds.  The 2018 Bond could be converted into 127 103 563 shares and votes, the 2019 Bond into 122 396 024 shares and votes and 2020 Bonds into 118 024 737 shares and votes.

At closing of the sale of substantially all of Devices & Services business, announced on September 3, 2013, Nokia shall buy and  Microsoft International Holdings B.V.  shall sell the bonds at the closing and the nominal value of the bonds plus accrued interest will be netted against the proceeds from the sale.

Microsoft International Holdings B.V. has committed not to convert the 2018 Bonds and 2019 Bonds into shares of Nokia until the second anniversary of the issuance date of the bonds and 2020 Bonds until the third anniversary of the issuance date of the bonds. Thereafter, the conversion right continues until the date falling seven business days prior to the maturity date of the relevant bond. If the bonds are converted into Nokia shares Microsoft International Holdings B.V. has committed to vote in accordance with the recommendations of Nokia’s board of directors, except when it would be deemed to be acting in concert with Nokia pursuant to the Finnish Securities Markets Act.

Microsoft International Holdings B.V. (tax ID: 17103708) has its head office in Netherlands and is a indirectly wholly owned subsidiary of Microsoft Corporation (Tax ID: 600413485).

The current number of shares and voting rights in Nokia is 3 744 994 342. Should all the convertible bonds be converted into shares in Nokia, the number of shares and votes would increase to 4 112 518 666 (assuming that no other new shares would have been issued by Nokia).

About Nokia
Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones  (referred to below as “Sale of the D&S Business”) pursuant to a purchase agreement between Nokia and Microsoft (referred to below as “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the shareholder approval for the Sale of the D&S Business; D) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing business areas that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect caused by us entering into the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effect on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enclosures:

Nokia to issue convertible bonds of EUR 1.5 billion to Microsoft

Notification under Chapter 9, Section 10 of the Finnish Securities Markets Act

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal